SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Brasil Telecom Participações” or “Company”), based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, hererby discloses to the market that it has been served by International Equity Investments, Inc., Citigroup Venture Capital International Brazil LP and Citigroup Venture Capital International Brazil, LLC, on a decision rendered by the United States District Court of the Southern District of New York on September 29, 2005, in the matter of International Equity Investments, Inc., Citigroup Venture Capital International Brazil LP and Citigroup Venture Capital International Brazil, LLC, v. Opportunity Equity Partners, Ltd et. Al, as transcribed below:

“UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------------x
INTERNATIONAL EQUITY INVESTMENTS, INC.
and CITIGROUP VENTURE CAPITAL
INTERNATIONAL BRAZIL, LLC, on behalf of itself
and Citigroup Venture Capital International Brazil, L.P.
(f.k.a. CVC/Opportunity Equity Partners, L.P.),
Plaintiffs,
-against- 05 Civ. 2745 (LAK)
OPPORTUNITY EQUITY PARTNERS, LTD.
(f.k.a. CVC/Opportunity Equity Partners, Ltd.) and
DANIEL VALENTE DANTAS,
Defendants.
-------------------------------------x

ORDER TO SHOW CAUSE AND TEMPORARY RESTRAINING ORDER
LEWIs A. KAPLAN, District Judge.

Upon plaintiffs' motion for a temporary restraining order and a preliminary injunction submitted this date, after hearing argument of counsel and making provisional findings of fact and conclusions of law on the record in open court, it is hereby

ORDERED, that defendants show cause on October 6, 2005 in Courtroom 12D, 5 00 Pearl Street, New York, New York, at 2:30 p.m. why an order should not be entered enjoining defendants from taking any additional actions, directly or indirectly, to suspend or postpone the General Shareholders Meeting for Brasil Telecom called for September 30, 2005, or any other general shareholders meeting for any other company in which plaintiffs, directly or indirectly, possess an equity interest.

Sufficient reason therefore having been show, it is hereby further

ORDERED, that plaintiffs' motion for a temporary restraining order is granted to the extent hereinafter set forth and otherwise denied, and it is further

ORDERED that, pending the hearing and determination of the preliminary injunction motion or the expiration of the time period set forth in Fed. R. Civ. P. 65(b), whichever first occurs, defendants, their officers, agents, servants, employees, attorneys, and all other persons in active concert and participation with them who receive actual notice of this order by personal service or otherwise, be and they hereby are enjoined and restrained from suspending, postponing, cancelling, or interfering in any way with the conduct of the General Shareholders Meeting of Brasil Telecom called for September 30, 2005 or any other shareholders meeting for any other company in which plaintiffs, directly or indirectly, possess an equity interest, and it is further

ORDERED that service by hand or by fax of a copy of this order and the papers upon which it is based on defendants' counsel, Boies, Schiller& Flexner LLP, no later than 7 p.m. on September 29, 2005 shall be good and sufficient, and it is further

ORDERED that any answering and reply papers shall be served and filed no later than 4 p.m. on October 4 and October 5, 2005, respectively.

Dated: September 29, 2005
Issued at: 5:15 p.m.

Lewis A. Kaplan
United States District Judge”

Brasília/DF, September 29, 2005.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer